

1-10579

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459



FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 22, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Telefónica

CTC CHILE

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Gisela Escobar - Verónica Gaete
María José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber /Mariana Crespo
Thomson Financial/Carson
212-701-1830 / 212-701-1826

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. ANNOUNCES THE PAYMENT OF A FINAL DIVIDEND FOR FISCAL YEAR 2001

On April 5, 2002, the Compañía de Telecomunicaciones de Chile S.A.'s Annual Shareholders Meeting approved the payment of a final dividend for the fiscal year 2001. This final dividend amounts to Ch$ 1,233,497,420, which represents 30% of the Company's net income for fiscal year 2001.

Considering the amount of shares fully subscribed and paid as of December 31, 2001, the dividend payable will amount to Ch$1.28871 per share, or US$0.8* cents per ADR. Given that the Company does not have taxable income as of December 2001, withholding tax for this dividend will be 0%. This figure is based on a ratio of 4 Series A common shares per ADR.

The payment will be made to all shareholders of record date as of April 25, 2002, and will be paid to ADR holders by Citibank, N.A. on May 9, 2002.

*Based on the observed exchange rate as of April 19, 2002 of US$1.00=Ch$649.10 (for illustration purposes only)

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: 

Julio Covarrubias F.
Chief Financial Officer

Date: April 22, 2002